

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

<u>Via E-mail</u>
Jeffrey J. Flood
President, Treasurer, Secretary and Director
Oak Ridge Micro-Energy, Inc.
3046 E. Brighton Place
Salt Lake City, Utah 84121

      Re: Oak Ridge Micro-Energy, Inc.
             Form 8-K
             Filed October 10, 2012
             File No. 000-50032
             Form 10-KT for the Transition Period from June 30, 2012 to December 31, 2012
             Filed April 24, 2013
             File No. 000-50032

Dear Mr. Flood:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Amanda Ravitz

                  Amanda Ravitz
                  Assistant Director

cc (via e-mail): Leonard Burningham, Esq.